UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Scopus Video Networks Ltd.
(Name of Issuer)

Ordinary Shares, Par Value NIS 1.40 Per Share (Title of class of securities)	M8260H 10 6 (CUSIP number)

Amir Philips
Optibase Ltd.
2 Gav Yam Center
7 Shenkar Street
Herzliya 46120, Israel
+972 (9) 970-9288
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

January 29, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13(d)-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities and Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
(Page 1 of 4 Pages)

CUSIP No. M8260H  10  6

1	NAME OF REPORTING PERSON: Optibase Ltd. I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC Use Only
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 5,105,223
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 5,105,223
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 5,105,223
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 37.05%
14	TYPE OF REPORTING PERSON: CO

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        The statement on Schedule 13D filed on January 18, 2007, relating to ordinary shares, par value NIS 1.40 per share (the “Ordinary Shares”) of Scopus Video Networks Ltd., a company organized under the laws of the State of Israel (the “Issuer”), as amended by Amendment No. 1 filed by the Reporting Person with the Securities and Exchange Commission (the “Commission”) on May 31, 2007, Amendment No. 2 filed by the Reporting Person with the Commission on September 6, 2007 and Amendment No. 3 filed by the Reporting Person with the Commission on January 2, 2008 (the statement on Schedule 13D, as amended, is referred to herein as “Schedule 13D”), is hereby further amended as set forth below by this Amendment No. 4 in connection with the consummation of the transactions contemplated by the agreements, dated December 31, 2007 (the “Agreements”), entered into by the Reporting Person to purchase in the aggregate 1,380,000 Ordinary Shares (the “Shares”).

        Capitalized terms used herein and not otherwise defined herein shall have the respective meanings assigned to such terms in Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated as follows:

        (a) Optibase is the direct beneficial owner of 5,105,223 Ordinary Shares or approximately 37.05% of the outstanding Ordinary Shares of the Issuer (based on information provided by the Issuer, there were 13,780,566 Ordinary Shares outstanding as of October 10, 2007). Other than as described above, to the best knowledge of the Reporting Person, none of the persons set forth on Annex A beneficially owns any securities of the Issuer.

        (b) Optibase has sole voting and dispositive power with respect 5,105,223 Ordinary Shares beneficially owned by it.

        (c) Other than the Agreements, the Reporting Person hasn’t effected any transaction in the Ordinary Shares during the past 60 days.

        (d) Not applicable.

        (e) Not applicable.

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Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

OPTIBASE LTD. By: /s/ Amir Philips —————————————— Amir Philips Chief Financial Officer January 29, 2008

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